

Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-8088 JAPAN
Telephone : (03) 3817- Fax : (03) 3811-

RECEIVED
2005 JUN 17 P 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June. 13, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Room 3117(Mail Stop 3-[redacted]
450 Fifth Street, N.W.
Washington D.C. 20549



05009067

SUPPL

EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

PROCESSED
JUN 20 2005
THOMSON
FINANCIAL

Very truly yours,

Ryohei Yanagi
Director,
Finance Department
Eisai Co., Ltd.

dlw 6/20

#000010-10 ZAB 200 U

File No. 82-4015



Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088, Japan
Phone: 03-3817-5120 Fax: 03-3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

No. 05-19
FOR IMMEDIATE RELEASE
June 9, 2005

Eisai Announces Establishment of its Pharmaceuticals Marketing Subsidiary in Switzerland

Eisai Co., Ltd. (Headquarters: Tokyo, President: Haruo Naito) announced that on June 6, 2005, it established a pharmaceuticals marketing subsidiary, Eisai Pharma AG in Switzerland. Eisai Pharma AG is owned by Eisai Europe Limited (Headquarters: London, President: Yutaka Tsuchiya).

In Switzerland, Eisai Pharma AG plans to sell and promote pharmaceuticals mainly in the neurology area and the marketing applications for the anti-epileptic drugs *Zonegran*® and *Inovelon*® will be submitted in Switzerland in the future. The newly established subsidiary company will also promote active business development, and aims at establishing an efficient and profitable business framework.

Eisai already has marketing subsidiaries in the U.K., France, Germany, Spain and Italy. The company also holds branch offices of the UK and German subsidiaries in Ireland and Austria, respectively. The company aims at expanding its sales network rapidly for its own products in European countries.

Switzerland has a highly developed medical system and its pharmaceutical market is expected to grow steadily in the future. Eisai Pharma AG will provide a stable supply of high quality products and appropriate product information for safe and proper usage to meet the medical needs of patients in Switzerland.

[Company Outline]

Company Name:	Eisai Pharma AG
Capital:	3 million Swiss Fran (approx. 260 million yen)
Location:	Zurich, Switzerland
Operations:	Promotion/sale of pharmaceuticals

Contacts:

Eisai Co., Ltd.
Corporate Communications Department
Phone 03-3817-5120 (Tokyo)